THE CHARLES SCHWAB CORPORATION

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended March 31,
	2006	2005
Earnings from continuing operations before taxes on earnings	$ 399	$ 246
Fixed charges
Interest expense:
Brokerage client cash balances	109	81
Deposits from banking clients	82	39
Long-term debt	8	9
Short-term borrowings	8	6
Other	5	3

Total	212	138
Interest portion of rental expense	15	19

Total fixed charges (A)	227	157

Earnings from continuing operations before taxes on earnings and fixed charges (B)	$ 626	$ 403

Ratio of earnings to fixed charges (B) ÷ (A) (1)	2.8	2.6

Ratio of earnings to fixed charges excluding brokerage and banking client interest expense (2)	12.1	7.6

(1)	The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, "earnings" consist of earnings from continuing operations before taxes on earnings, and fixed charges. "Fixed charges" consist of interest expense as listed above, including one-third of rental expense, which is estimated to be representative of the interest factor.

(2)	Because interest expense incurred in connection with both payables to brokerage clients and deposits from banking clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding brokerage and banking client interest expense reflects the elimination of such interest expense as a fixed charge.